Designing personalized solutions Offering a full suite of medical, behavioral, pharmacy, specialty pharmacy and other health engagement services Optimizing care Leveraging technology and data to enhance care delivery and improve outcomes Creating value through collaboration Expanding value-based healthcare reimbursement models Important Information for Investors and Stockholders FORWARD LOOKING STATEMENTS Cautionary Notes on Forward Looking Statements Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions. Forward-looking statements, as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following: •the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; •a longer than anticipated time necessary to consummate the proposed merger; •problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation; •unexpected costs regarding the proposed merger; •diversion of management’s attention from ongoing business operations and opportunities; •potential litigation associated with the proposed merger; •the ability to retain key personnel; •the availability of financing; •effects on the businesses as a result of uncertainty surrounding the proposed merger; and •the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties. FILED BY EXPRESS SCRIPTS HOLDING COMPANY PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934   SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA CORPORATION COMMISSION FILE NO. 001-35490   The following presentation was made available by Express Scripts Holding Company.

Designing personalized solutions Offering a full suite of medical, behavioral, pharmacy, specialty pharmacy and other health engagement services Optimizing care Leveraging technology and data to enhance care delivery and improve outcomes Creating value through collaboration Expanding value-based healthcare reimbursement models Important Information for Investors and Stockholders IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Halfmoon Parent, Inc. (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. PARTICIPANTS IN THE SOLICITATION Cigna Corporation and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. NO OFFER OR SOLICITATION This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Pharmacy is currently the #1 gap-in-care for customers and is ~20% of the total medical spend and growing Specialty pharmacy is the fastest growing spend category and will be over half of the total pharmacy spend in the near term; Therapeutic Resource Centers® drive higher adherence saving medical costs Deepens value-based relationships with physicians and hospitals Country’s largest managed population enables next generation value-based contracting opportunities with both pharmaceutical manufacturers and providers (retail pharmacy and physicians) Increases population to accelerate adoption of specialty generics and biosimilars, as well as, giving customers choice including home delivery Billions of savings will further improve affordability Industry-leading pharmaceutical cost trend in 2017 Lowest medical cost trend for five consecutive years

Broaden offerings for employers, health plans and government agencies Access to employer middle market Meaningfully expand geographic reach Advance pharmacy penetration DEEPENS AND STRENGTHENS CLIENT RELATIONSHIPS Strengthened Medicare Advantage and Medicare Part D offerings Poised for sustained growth – by expanding our reach BILLIONS OF CUSTOMER TOUCHPOINTS ANNUALLY Deeper geographic reach Enhanced service offering Expanded access to employers and customers

Shaping the healthcare landscape of tomorrow, today EXCEPTIONAL CAPITAL FLEXIBILITY Designing personalized solutions Offering a full suite of medical, behavioral, pharmacy, specialty pharmacy and other health engagement services Optimizing care Leveraging technology and data to enhance care delivery and improve outcomes Creating value through collaboration Expanding value-based healthcare reimbursement models